SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SÃO PAULO, MAY 17, 2012 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B+, Fitch: B+, Moody`s: B3), the largest low-cost and low-fare airline in Latin America, hereby announces that total supply in April only edged up by only 0.1% over April 2011, accompanied by a load factor of 71.1%.

SUPPLY

GOL’s domestic supply increased by only 0.8% over the same month last year, chiefly due to the period upturn in the Company’s operational fleet (from 116 aircraft, in April 2011, to 119 in April 2012). The increase in supply was partially offset by: (i) the decline in fleet productivity (12.0 block-hours per day, versus 12.8 block-hours per day in April 2011) during this month’s reorganization of the route network; and (ii) the reduction in GOL’s domestic operations, especially in April. The Company closed the month with an average of 850 daily flights, compared to 940 daily flights in April of last year. This reduction was in line with the Company’s target of reducing domestic supply by 2% over 2011.

Supply on GOL’s international route network fell by 6.8% year-on-year, mainly due to the discontinuation of flights to Bogotá in Colombia in the second half of 2011.

OPERATING DATA	April 2012(*)	April 2011(*)	% Chg.	March 2012(*)	% Chg. (MoM)
			(YoY)
Total System
ASK (mm)	3,722.8	3,719.6	0.1%	3,932.6	-5.3%
RPK (mm)	2,648.1	2,625.8	0.8%	2,530.2	4.7%
Load Factor	71.1%	70.6%	+0.5 p.p.	64.3%	+6.8 p.p.
Domestic Market
ASK (mm)	3,398.8	3,372.2	0.8%	3,592.0	-5.4%
RPK (mm)	2,438.9	2,413.2	1.1%	2,324.2	4.9%
Load Factor	71.8%	71.6%	+0.2 p.p.	64.7%	+7.1 p.p.
International Market
ASK (mm)	323.9	347.4	-6.8%	340.6	-4.9%
RPK (mm)	209.2	212.6	-1.6%	206.0	1.5%
Load Factor	64.6%	61.2%	+3.4 p.p.	60.5%	+4.1 p.p.

(*) April 2012 – preliminary figures; April 2011 – adjusted management figures; March 2012 – National Civil Aviation Agency (ANAC) figures.

DEMAND

GOL’s domestic demand moved up by 1.1% over April 2011, primarily due to the Company’s dynamic fare management, which is designed to encourage passenger traffic through the country’s main airports during off-peak hours.

International demand recorded a year-on-year decline of 1.6%, also due to the discontinuation of flights to Bogotá in Colombia in the second half of 2011.

LOAD FACTOR AND YIELD

GOL’s total load factor came to 71.1% in April, 0.5 percentage points higher than in the same month last year.

Net yields increased by around 1.5% over April 2011* to between 17.8 and 18.3 cents (R$), while net PRASK moved up by approximately 2.0% year-on-year.

*2011 RPK adjusted in accordance with the operating data recalculated based on the current DCA Manual.

WEBJET

Webjet continued with its business proposal and its supply grew by 7.8% over April 2011 due to the addition of five Boeing 737-800 aircraft in 2012 (sub-leased from GOL). This increase was partially offset by the initial withdrawal of four Boeing 737-300s from the operational fleet due to the pre-devolution maintenance period. The table below shows Webjet’s traffic figures and consolidates these with GOL's in the periods in question.

OPERATING DATA	April 2012(*)	April 2011(*)	% Chg.	March 2012(*)	% Chg. (MoM)
			(YoY)
GOL
ASK (mm)	3,722.8	3,719.6	0.1%	3,932.6	-5.3%
RPK (mm)	2,648.1	2,625.8	0.8%	2,530.2	4.7%
Load Factor	71.1%	70.6%	0.5p.p.	64.3%	6.8p.p.
WEBJET
ASK (mm)	494.9	459.0	7.8%	602.2	-17.8%
RPK (mm)	372.0	346.7	7.3%	452.5	-17.8%
Load Factor	75.2%	75.5%	-0.3p.p.	75.1%	0p.p.
CONSOLIDATED
ASK (mm)	4,217.7	4,178.7	0.9%	4,534.8	-7.0%
RPK (mm)	3,020.1	2,972.5	1.6%	2,982.7	1.3%
Load Factor	71.6%	71.1%	0.5p.p.	65.8%	5.8p.p.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶  GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 850 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 1800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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ABOUT WEBJET LINHAS AÉREAS S.A.

▶  Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 136 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The companies are continuing to operate separately while awaiting the approval of CADE, Brazil’s anti-trust authority.

This notice contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend substantially on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

CONTACTS	▶Leonardo Pereira	▶Edmar Lopes	▶Gustavo Mendes	▶Ricardo Rocca
INVETOR RELATIONS ri@golnaweb.com.br www.voegol.com.br/ir +55 (11) 2128 4700

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.